Filed pursuant to Rule 253(g)(2)

File No. 024-12637

CWS Investments, Inc.

SUPPLEMENT NO. 1 DATED FEBRUARY 25, 2026

TO THE OFFERING CIRCULAR DATED FEBRUARY 11, 2026

This document supplements, and should be read in conjunction with, the offering circular of CWS Investments, Inc. (the “Company,” “we”, “our” or “us”), dated February 11, 2026 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 11, 2026 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose updates to the Offering Circular dated February 11, 2026, which will be effective as of February 25, 2026.

This supplement includes:

1.	Citation Error Correction: The supplement corrects typographical error on the cover page of the Offering Circular. The citation “Section 3(6) of the Securities Act of 1933” is hereby corrected to read “Section 3(b)(2) of the Securities Act of 1933.”

2.	Redemption Fee Reduction: This supplement updates the “Use of Proceeds” section to reflect that the third-party processing fee charged to bondholders upon maturity or redemption has been reduced to $0.

3.	Transfer Agent Notification Update: This supplement removes the following sentence from the “Investors’ Tender of Funds” section: “The Transfer Agent will notify an investor when the bonds are ready to be issued and the Transfer Agent has set up an account for the investor.”

4.	Terminology Clarification: This supplement updates terminology in the “Limited Right of Liquidity,” “Redemption Upon Death or Disability,” “Interest Payments” and throughout the Offering Circular, replacing “Members” with “Bondholder” and “Shares” with “Bonds” for consistency.

5.	Update to Key Personnel: This supplement updates the “Management Discussion” section to reflect the departure of Lauren Wells as an Executive Officer of the Company and her replacement by Delaney Hoyle, who has been promoted to Chief Operating Officer and Board Secretary. This supplement also adds Julie Bower, Jamie McDevitt, and Kirsten Vanderjagt as Key Employees of the Company and updates the term dates based on reappointment of Board Members.

6.	Management Compensation: This supplement updates the “Management Compensation” section to reflect the removal of Lauren Wells and the addition of Delaney Hoyle, whose compensation package is described herein.

7.	Lauren Wells Departure Risk Factors and Succession Plan: This supplement removes references to Lauren Wells as a Key Person throughout the Offering Circular, including in the “Reliance on Management” and “Risks Relating to the Company’s Business” sections. The succession plan is updated to reflect that in the event of Mr. Seveney’s death or disability, Delaney Hoyle shall assume his position and continue to operate the Company.

SUMMARY:

We expect to commence the sale of the Bonds as of the date on which the offering statement is declared qualified by the United States Securities and Exchange Commission (the “SEC” or “Commission”) and terminate the offering on earliest of: (i) the date we sell the Maximum Offering Amount, (ii) one year from qualification, or (ii) the date upon which our Manager determines to terminate the offering in its sole discretion. This Offering is being conducted pursuant to Regulation A of Section 3(b)(2) of the Securities Act of 1933, as amended, (the “Securities Act”), for Tier 2 offerings.

USE OF PROCEEDS

Bondholders do not pay upfront selling commissions in connection with the purchase of our Bonds. Upon the maturity or redemption of the bonds, the bondholder will be responsible for covering a third-party processing fee, which is $0 at the time of this offering but subject to increase.

The Company will reimburse the management for actually incurred, third-party organization and offering costs, which are not expected to exceed the costs identified above. Please see “Management Compensation” for a description of fees and expenses that we will pay Management. The aforementioned amount is an estimate that is intended to include all expenses to be paid by the Company in connection with the qualification of the Offering, the marketing and distribution of Bonds, including, without limitation, expenses for printing, engraving and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of Bonds under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. See “Plan of Distribution.”

Investors’ Tender of Funds

Upon confirmation that an investor’s funds have cleared, the Company will instruct the Transfer Agent to issue the bonds to the investor. The issuance of bonds will not be certificated but will instead be evidenced by way of book entries.

Limited Right of Liquidity

All Bondholders will be required to hold their Bonds until maturity. Early redemption requests for reasons of financial hardship or emergency during the Lockup Period may be considered on a case-by-case basis at a price equal to $800 per Bond. The Bondholder will also be responsible for third-party processing fees and Broker or RIA fees.5

Redemption Upon Death or Disability

Provided the Bondholder has been invested for a minimum of 90 days, within 90 days of the death or total permanent disability of a Bondholder who is a natural person (or the beneficiary of an irrevocable trust that holds Bonds who is a natural person), the estate of such Bondholder, such Bondholder, or legal representative of such Bondholder may request that we repurchase, in whole, but not in part, the Bonds held by such Bondholder by delivering to us a written notice requesting such Bonds be redeemed. Any such request shall specify the particular event(s) giving rise to the right of the holder or beneficial holder to have his or her Bonds redeemed. If a Bond is held jointly by natural persons who are legally married, then such request may be made by (i) the surviving Bondholder upon the death of the spouse, or (ii) the disabled Bondholder (or a legal representative) upon total permanent disability of the spouse. In the event a Bond is held together by two or more natural persons that are not legally married, neither of these persons shall have the right to request that the Company repurchase such Bonds unless each Bondholder can demonstrate that it has been financially or monetarily damaged by such an event.

[5]	In the event the Company incurred any broker’s or RIA fees or related expenses as part of the redeeming Bondholder’s investment into the Company, said fees shall be prorated and reduce the Bond’s value.

Upon receipt of a redemption request in the event of death or total permanent disability of a Bondholder, we will designate a date for the redemption of such Bonds, which date shall not be later than 120 days after we receive facts or certifications establishing, to the reasonable satisfaction of the Company, the right to be redeemed. On the designated date, we will redeem such Bonds at a price per Bond of $1,000 plus any accrued and unpaid interest, to but not including the date on which the Bonds are redeemed.

Disability shall mean with respect to any Bondholder or beneficial holder, a determination of disability based upon a physical or mental condition or impairment arising after the date such Bondholder or beneficial holder first acquired Bonds. Any such determination of disability must be made by any of: (1) the Social Security Administration; (2) the U.S. Office of Personnel Management; or (3) the Veteran’s Benefits Administration, or the Applicable Governmental Agency, responsible for reviewing the disability retirement benefits that the applicable Bondholder or beneficial holder could be eligible to receive.

Redemptions due to death or disability shall be treated as early redemptions. Redemptions due to death or disability shall also count towards the quarterly 10% Limit on redemptions described above. Redemptions will be processed in the order they were received. Any redemptions in excess of the 10% Limit will be carried over to the next calendar quarter and redeemed at such time unless such carryover redemptions would exceed the 10% Limit for the new calendar quarter, in which case they will be carried over to successive calendar quarters until redeemed; provided, however, that if, during the pendency of the Offering, the 10% Limit is adjusted upward at the beginning of any succeeding calendar quarter, then such carried over redemptions will be redeemed as of such adjustment to the extent they do not exceed the then in effect 10% Limit.

Management shall have no obligation to consider any early redemption requests during the life of the Company except in cases of Death or Disability as outlined above. Additionally, Management may also place certain restrictions on the number of outstanding Bonds that may be available for early redemption at any given time. A Bondholder shall be required to provide Management with a 90-day notice for any Redemption request to be considered. No Bondholder will be given priority for Redemption over any other Bondholder or Shareholder for any reason other than the date upon which the request was made. Management may redeem Shares and Bonds Pari Passu at any time at the then current Unit Price in its sole discretion without penalty to Management or the Company. Given the illiquid nature of the Assets, Management reserves the right to pay out any redemption requests, whether early or otherwise, over a 120-day period and/or limit Redemption requests to 10% of bonds per quarter.

Interest Payments

Accrued interest will be paid in monthly installments on the first day of each month (or the next following business day thereafter in the event such date is not a business day with no additional interest accruing). Interest on each Bond will begin accruing on, and will be cumulative from, the first day of the month following the month in which the subscription agreement for the Bonds was completed and accepted by the Company (the “Date of Issuance”). Bondholders shall be required to hold their Bond until maturity. The Offering is made through MIT Associates LLC, Member FINRA/SIPC, who will act as the broker/dealer of record.

MANAGEMENT DISCUSSION

Executive Officers, Directors and Key Employees

The Company will be managed by Christopher Seveney, the President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board. Christopher Seveney is an experienced real estate professional who has been actively buying and selling mortgage notes since 2016. During this time, he has acquired over 750 notes with UPBs in excessive of $100M in over forty states. Prior to investing in mortgage notes, Chris built a multimillion-dollar portfolio of assets through new construction and rehabilitating existing properties in his own portfolio along with having managed the construction of over $750M in new construction in his twenty-five year professional career.

Delaney Hoyle works full-time to assist Mr. Seveney in the management of the Company. Ms. Hoyle’s title is Chief Operating Officer, and she is responsible for managing and overseeing the Company’s day-to-day operations, including operational process management, team coordination, and administrative execution. She also serves as a member of the Company’s Board.

She brings more than 10 years of operations and continuous improvement leadership experience focused on operational efficiency, cost optimization, and scalable growth. Prior to joining the Company, she held senior operations roles at Target, including Senior Operations Manager and Continuous Improvement Manager, where she led large, cross-functional teams and implemented process improvements to enhance performance and execution. She later served as Senior Manager of Continuous Improvement at Direct Relief, where she developed and executed an enterprise continuous improvement roadmap, designed and implemented a Quality Management System, and led organization-wide training in data-driven problem solving and productivity improvement. Ms. Hoyle is known for translating strategy into measurable operational outcomes through collaborative leadership, disciplined execution, and a continuous improvement mindset. She holds a B.A. in Business Management from Azusa Pacific University, graduating summa cum laude.

Julie Bower, CPA, is the Vice President of Finance. She brings 18 years of finance and accounting experience to oversee critical functions including, financial reporting, tax planning, compliance, and budgeting. With a Masters of Professional Accountancy from the University of West Georgia, Julie brings a blend of academic rigor and practical expertise to the role. She is skilled in researching accounting principles and SEC financial regulations.  Prior to 7e Investment, Julie was the Accounting Manager for a Registered Investment Advisor where she built and streamlined all accounting operations, was responsible for financial reporting and distributions to investors, and was responsible for the external audits and tax reporting for all investment funds.

Jamie McDevitt works full time as our Managing Director of Capital Markets. Jamie McDevitt leads capital markets and institutional raise strategy. Jamie brings over 25 years of institutional real estate experience to lead capital markets. Prior to joining 7e, Jamie served as an Executive Director and Alternative Investments Specialist at J.P. Morgan Wealth Management, advising on portfolio construction across private equity, private credit, hedge funds, and real estate. His extensive background in global real estate includes seven years as Head of Institutional Sales at Green Street Advisors in London, as well as senior roles in fund structuring and capital raising at Jones Lang LaSalle and Alpha Real Capital in Europe. Jamie holds an M.B.A. in Finance from the NYU Stern School of Business, and a B.S. in Finance and B.A. in Marketing from Boston College.

Kirsten VanderJagt is the Executive Vice President of Lending, where she leads direct private lending for real estate investors nationwide. She brings 20+ years of experience and an estimated $2.5 billion in client transactions, supporting investors, brokers, loan officers, realtors, and licensed lenders. Kirsten specializes in private money and DSCR first mortgages across 47 states.

Management reserves the right to make additional hires in the interests of the Company and in the sole discretion of Management.

Name	Position	Age	Start Date	Term of Office	Full or Part Time
Christopher Seveney	President, Chief Executive Officer and Chairman of the Board of Directors (Board President)	50	2/2026	3 yrs (2029)	Full
Delaney Hoyle	Chief Operating Officer, Member at Large (Board Secretary)	32	1/2026	2yrs (2028)	Full
Jeffrey Laroche	Member at Large	52	2/2026	2 yrs (2028)	Board Only
Alan Belniak	Member at Large	51	6/2024	2 yrs (2026)	Board Only

Delaney Hoyle was elected in January 2026. Jeffrey Laroche was re-elected as Members of The Board in December 2025 to serve an additional two-year term.

MANAGEMENT COMPENSATION

Management will be compensated as a Fund Expense as provided for on pages 23 and 24. The members of the Board receive $0 in compensation as part of their services of being a board member.

Mr. Seveney is the sole common stockholders and will also likely receive compensation as the sole common stockholders.

Compensation

The Company has engaged MIT, a broker-dealer registered with the Commission and a member of FINRA, to act as the broker-dealer of record for this Offering, but not for underwriting or placement agent services. As compensation, the Company has agreed to pay MIT a commission up to 1% of the amount raised in the Offering to support the Offering on all invested funds after the issuance of a No Objection Letter by FINRA. In addition, the Company will pay MIT a wholesaling fee up to 2%. Assuming a fully subscribed offering for the Bonds is exercised, the Company estimates that the total amount payable to MIT would range from $750,000 to $2,250,000.

The compensation for employees of the Company will be a Company Expense. The Company has two significant employees; Christopher Seveney and Delaney Hoyle. Christopher Seveney and Delaney Hoyle will be compensated as described below, as well as Christopher Seveney will receive distributions as the common stockholder. Over the past year, the Company has made additional hires, which present total annual salaries of approximately $1,291,000. Although the Company may hire additional employees to assist in the Company’s operations, it does not expect to hire additional management level employees or officers for the foreseeable future.

For the fiscal year 2025 and 2026, Christopher Seveney received, and is expected to receive, annual compensation of $300,000. Christopher Seveney did not receive any additional compensation during this period and is not expected to receive any additional compensation resulting in total compensation of $300,000. Similarly, Delaney Hoyle is expected to receive, annual compensation of $200,000, with bonus potential up to 10% of her salary in 2026, resulting in potential total compensation of $220,000. The aggregate compensation paid to all directors of the Company for the year 2025 was $500,000 and the total compensation for year 2026 is expected to be $520,000.

The table below presents the annual compensation of the two highest paid executive officers and directors of the Company for its current (2026) fiscal year.

Name	Title	2026 Annual Cash Compensation		2026 Other Compensation	2026 Total Compensation
Christopher Seveney	President, CEO, CFO and Chairman of the Board	$300,000	[3]	$0	$300,000
Delaney Hoyle	Chief Operating Officer and Board Secretary	$200,000	[4]	$20,000	$220,000
Total		$500,000		$0	$520,000

[3]	Mr. Seveney will receive an annual base salary of $300,000 plus additional benefits such as health, life, and disability insurance, as well as retirement benefits in the company 401k plan. Mr. Seveney is also the holder of 100% of the common stock and therefore is likely to receive additional compensation by way of his entitlement to the common stockholder distributions. Mr. Seveney’s compensation and benefits, just like all other employees, will be a Company Expense.

[4]	Ms. Hoyle is entitled to benefits in the way of health, life, and disability insurance, as well as retirement benefits in the form of the company 401k plan.

The Company’s directors do not receive additional compensation for their service on the Board or attendance at Board meetings.

Reliance on Management

Management will make all management decisions, including asset selection. The Company will be relying in large part on the Management’s acquisition expertise.

Christopher Seveney and Delaney Hoye are considered the Key Persons. The Company has adopted a succession plan that provides that in the event of Mr. Seveney’s death or disability, Delaney Hoyle shall assume his position and continue to operate the Company. The Company has also purchased life insurance policies for the Key Persons. If Mr. Seveney and Ms. Hoyle were to leave or otherwise become unable to manage the Company, the Company’s ability to continue could be materially and adversely affected. Upon the death or permanent disability of a Key Person, the Shareholders and Bondholders shall have the right to approve a replacement Key Person by majority vote for a period of up to one year. If no replacement Key Person is appointed by the Shareholders and Bondholders within the maximum one-year period, the Company shall permanently cease making new investments and shall proceed with an orderly liquidation of its assets.

Risks Relating to the Company’s Business

The Company Does Not Have a Credit Rating: The Company has not been rated by credit rating agency and, as a result, Investors have no objective measure by which to judge the creditworthiness of the Company.

Role of Management: Investors will have no right to vote and will have a limited ability to participate in the management of the Company. Management will make all investment and management decisions. As a result, the success of the Company will depend almost exclusively on the skills of the President and Chief Executive Officer, Christopher Seveney and Chief Operating Officer, Delaney Hoyle. If Mr. Seveney and Ms. Hoyle resigned, died, or became ill, the Company and its Investors could suffer.

The Company has approximately four years of Operating History: Although the principal of the Company has been engaged in the real estate, finance, and construction industries for over 25 years, the Company is a relatively new business. Like any new business, the Company faces numerous challenges, including attracting and retaining qualified employees, marketing, and capital formation. If the Company failed in any of these or other key areas, the whole business could fail.